Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 27, 2010
Item 3	News Release The news release dated April 27, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media and Analysts Disclosure Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. provided updates on its 2010 planned exploration activities for its wholly-owned projects.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 27, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 27th day of April, 2010

April 27, 2010	News Release 10-12

SILVER STANDARD PROVIDES
UPDATE ON EXPLORATION PROGRAM

Vancouver, B.C. – Silver Standard Resources Inc. (the “Company”) is pleased to provide an update on its 2010 planned exploration activities for its wholly-owned projects.

Snowfield, British Columbia

This season’s exploration program will include an 18,000-meter drill program primarily focused on expanding the project’s known gold resource, which was substantially increased in December 2009.  Snowfield currently hosts measured and indicated gold resources of 19.77 million ounces and inferred gold resources of 10.05 million ounces, along with resources in copper, silver, and molybdenum.  (See the Company’s NI 43-101 Technical Report dated January 14, 2010 filed on SEDAR.)  Geotechnical and large diameter drilling for advanced metallurgical studies will also be included as part of the drill program.  Preliminary environmental and geotechnical investigations will be completed at the proposed mill tailings locations.  These areas are being defined in a NI 43-101 compliant Preliminary Assessment, which is expected to be completed this quarter. A strategic review of Snowfield is underway.

Brucejack, British Columbia

On the Brucejack Project, which borders the Snowfield Project to the south, a 24,000-meter drill program is being planned.  One goal of the drilling is the expansion of the newly-discovered Bridge Zone, which interpretation suggests may have the potential to be a gold-copper-molybdenum porphyry similar to the Snowfield Project six kilometers to the north.  Other drill targets include the continued testing for expansion of the high-grade Galena Hill and West Zones, and new areas which have been defined by surface sampling and mapping.  In the 2009 drill program at Galena Hill, hole SU-12 intersected 1.5 meters of 16.9 kilograms of gold and 8.7 kilograms of silver per tonne (see news release dated September 15, 2009).  Brucejack currently hosts measured and indicated resources of 4.04 million ounces of gold and 65.4 million ounces of silver and inferred resources of 4.87 million ounces of gold and 71.5 million ounces of silver.  (See the NI 43-101 Technical Report on the Company’s Brucejack Property dated January 14, 2010 and filed on SEDAR.)

San Agustin, Mexico

San Agustin hosts indicated resources of 1.59 million ounces of gold and 47.9 million ounces of silver and inferred resources of 1.06 million ounces of gold and 37.0 million ounces of silver.  (Please refer to the Company’s NI 43-101 resource estimate filed on SEDAR on May 7, 2009.)  A comprehensive geophysical program is underway to test for the source of the known mineralization at depth which modeling suggests may be potentially high-grade and breccia-hosted.  A 6,000-meter drill program is planned in Q3 to follow up the results from the surveys and to test areas of known mineralization.  The Company has completed an internal study to evaluate the heap leach potential for processing the oxide mineralization at San Agustin.  The results to date have been encouraging, and some of the planned drilling will target expansion of the near surface oxides resources.  Metallurgical studies have been ongoing.

Berenguela, Peru

Preliminary geophysical surveys were conducted in 2009 to begin testing at depth for the potential source of the silver-copper-zinc resource at surface.  This survey generated a number of geophysical anomalies that have been followed up by an extensive program of detailed geophysical test work, including deep penetrating IP, magnetic, and gravity surveys.  This geophysical work will be followed up with a 5,000-meter drill program scheduled to commence at the end of May.  A number of intrusive types and new areas of silver-copper-zinc mineralization have been identified on surface.  The source of the surface mineralization is currently interpreted to be replacement mantos and breccias either structurally hosted or associated along the margins of felsic intrusives.

Challacollo, Chile

A geophysical program of airborne magnetic and EM surveys, as well as targeted deep penetrating IP surveys and CSAMT ground surveys, is planned to commence in July.  Anomalies defined by this work will be followed up with a 5,000-meter drill program in Q4.  The silver mineralization defined in the current project resource is structurally hosted in highly altered felsic volcanics overlaying Cretaceous sediments.  The geologic environment underlying the known mineralization at Challacollo has been interpreted to strongly resemble that of the Pitarrilla deposit in Mexico.  The project also has significant copper porphyry potential.  As such, the proposed drill program will target polymetallic sulphide mineralization associated with felsic intrusive as well as copper porphyry mineralization.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration program.

Silver Standard Resources Inc. is a silver mining company that intends to grow through exploration and the development of its project pipeline.

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the timing to complete preliminary assessments and drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates for the Pirquitas Mine; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization. (Source: Silver Standard Resources Inc.)

For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com